Exhibit 18

February 4, 2005

The Audit Committee
Lafarge North America, Inc.

Dear Ladies and Gentlemen:

Note 19 of the Notes to the consolidated financial statements of Lafarge North America, Inc. included in its Annual Report on Form 10-K for the period ended December 31, 2004 describes a change in the date used to measure the assets and obligations of its pension and other postretirement benefit plans from December 31 to November 30. We conclude that such change is acceptable which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

Ernst & Young